Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148331

Prospectus Supplement

Dated May 15, 2009 (to Prospectus dated December 10, 2008)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated December 10, 2008.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on May 15, 2009.

Exhibit 19

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2009

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) operating results and financial condition as of and for the three-month periods ended March 31, 2009 and 2008.  This analysis and the accompanying interim financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s December 31, 2008 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for the full year period.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report which are not historical facts may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of amounts under our credit facilities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of March 31, 2009, the Company’s business was operated through a network of 248 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets declined $15.7 million (4%) as of March 31, 2009 compared to December 31, 2008.  The most significant change in the composition of assets was a decline in the Company’s loan portfolio.  Net loans were $265.3 at March 31, 2009 compared to $285.6 million December 31, 2008.  The first quarter of each year is typically the slowest in terms of loan originations generated by the Company.  Loan liquidations normally exceed new loans originated in this period resulting in a decline in loans outstanding.  Management believes the decline was more pronounced during the recent quarter due to the continued impact of an uncertain economy, as many consumers are showing a reluctance to engage in borrowing.  Also contributing to the decline was an increase in the Company’s loan loss allowance.  The allowance is an offset in the loan portfolio to reserve for losses which Management believes is inherent in current loans outstanding at March 31, 2009.  Management believes the current allowance is adequate to cover any losses inherent in the portfolio, however, additional negative economic developments could require Management to re-evaluate, and possibly increase, this allowance in the future.

Investment securities declined $1.9 million (2%) at March 31, 2009 compared to the prior year-end.  Various bonds reached their maturities and were redeemed during the quarter, resulting in the decrease.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (84% as of March 31, 2009 and 83% as of December 31, 2008) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

A decline in fixed assets and a reduction in reinsurance receivables resulted in the $1.5 million (9%) decrease in other assets.

The aforementioned scenarios of loan liquidations exceeding loan originations and maturities of various bonds during the quarter just ended resulted in growth in the Company’s cash position.  Cash and cash equivalents increased $7.9 million (249%) to $11.0 million at March 31, 2009 compared to $3.1 million at December 31, 2008.  Management believes the current level of cash and cash equivalents and available borrowings under its credit facility are sufficient to meet the Company’s present liquidity and performance needs.

The Company held cash in restricted accounts of approximately $2.3 million at March 31, 2009 and December 31, 2008.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.

Senior and subordinated debt includes borrowings against the Company’s credit line and debt securities held by investors.  During the quarter just ended, overall senior and subordinated debt declined $7.8 million or 3%.  The Company reduced its bank borrowings $5.5 million and overall debt securities held by investors declined $2.3 million during the period.

During February 2009, the Company disbursed the prior year’s annual incentive bonus to employees.  The incentive bonus had previously been accrued for as of December 31, 2008.  This disbursement was the primary cause of the $2.9 million (17%) reduction in accrued expenses and other liabilities as of March 31, 2009 compared to December 31, 2008.

Stockholder’s equity declined $5.1 million (4%) at March 31, 2009 compared to the prior year end. The decline resulted from distributions to shareholders during the 2009 period. As previously disclosed, the Company received dividends of $28.9 million from its insurance subsidiaries during the fourth quarter of 2008.  Since the Company elected to be treated as an S Corporation for income tax reporting purposes, the dividends were taxable to the shareholders.  The Company makes periodic distributions to its shareholders, in amounts intended to be sufficient to satisfy their respective income tax obligations.

Results of Operations:

Total revenues were $34.9 million and $34.2 million during the three-month periods ended March 31, 2009 and 2008, respectively, representing a $.7 million (2%) increase.  Although revenues were higher, net income declined $1.6 million (51%) primarily due to increases in provision for loan losses, personnel expense and occupancy expense.

Management believes results of operations during the remaining three quarters of 2009 will moderately improve over the three-month period just ended.  Revenues are expected to continue to increase during the remainder of the year.  As a response to the ongoing adverse economic conditions, Management is reviewing various expense control initiatives with a goal of further improving operating performance.  However, continued worsening of economic conditions could have a negative impact on our operations for the remainder of the year.

Net Interest Margin

The Company’s net interest margin is a key component in its ability to operate profitably over the long term. The margin represents the difference between income earned on the Company’s loans and investments and interest incurred on the Company’s senior and subordinated debt.  During the three-month period ended March 31, 2009 our net interest margin increased $1.3 million (6%) as compared to the same period in 2008.

Higher interest income was the primary factor contributing to the increase in our interest margin.  Average net receivables were $320.1 and $312.6 million at March 31, 2009 and 2008, respectively.  The higher level of average net receivables led to a $.6 million (2%) increase in interest income.

Also contributing to the increase in our margin was a $.8 million (19%) decline in interest expense.  Average borrowings decreased $14.4 million during the three-month period ended March 31, 2009 compared to the same period a year ago.  In addition, average borrowing rates decreased to 4.99% from 6.04% during the same comparable periods.

Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, an increase in interest rates or outstanding borrowings could negatively impact our interest margin.

Insurance Income

Higher levels of credit insurance in-force held by our insurance subsidiaries led to a $.1 million (1%) increase in net insurance income during the three-month periods ended March 31, 2009 and 2008, respectively.  An increase in claims paid during the current year offset some of the increase in insurance income.

Provision for Loan Losses

The provision for loan losses reflects the amount charged against earnings to increase the allowance for loan losses to a level deemed appropriate by Management to cover probable credit losses inherent in our loan portfolio.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment on certain relevant factors, such as historical loss trends, current net charge offs, delinquency levels, bankruptcy trends and overall economic conditions.

The recessionary economy continues to impact the ability of some customers to repay their loan obligations.  Unemployment continues to increase in many of our market areas.  The Company is also experiencing an increase in bankruptcy filings by our customers.  For the foregoing reasons, during the three-month period ended March 31, 2009, net charge offs increased 32% as compared to the same period a year ago.

Management increased the allowance for loan losses during the three-month period ended March 31, 2009 due to matters described above.  As a result, the provision for loan losses increased $2.3 million (45%) the three-month period ended March 31, 2009 compared to the same comparable period a year ago.  We continue to be watchful of credit quality issues.  Should the economic climate deteriorate from current levels, more borrowers may experience difficulty repaying loans and the level of loan delinquencies, bankruptcies and loan charge-offs could rise and require additional increases in the loan loss allowance.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses; however, no assurances can be given in this regard.

Other Operating Expenses

Merit salary increases awarded in February, an increase in our employee base due to new office openings, higher payroll taxes and an increase in deferred salary expense were factors responsible for a $.3 million increase in personnel expense during the three-month period ended March 31, 2009 compared to the same period in 2008.  An increase in employee health insurance claims also contributed to higher personnel expense during the 2009 period.  Management offset a portion of the increase by reducing incentive bonus accruals during the period just ended.

Occupancy expense increased $.5 million (21%) during the three-month period March 31, 2009 as compared to the same period in 2008.  The majority of the increase was due to a non-recurring charge to buy-out certain operating leases on computer equipment.  Management made a strategic decision to buy-out certain leases during the quarter just ended as most were approaching maturity.  Ownership of the equipment was transferred to the Company as a result of the transactions.  Increased rent expense due to new office openings and renewals of existing leases also contributed to the increase in occupancy expense.

A reduction in equipment lease expenses, as a result of the aforementioned lease buy-outs, was a factor in the $.1 million (3%) decrease in other miscellaneous operating expenses during the three-month period just ended as compared to the same period in 2008.  Other factors contributing to the decrease were decreases in legal and audit expense, securities sales expense and office supplies expense, as well as expenses related to management meetings and training.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates were 29% and 19% during the three-month periods ended March 31, 2009 and 2008, respectively.  The higher rate experienced during the current year period was due to less income at the S Corporation level which was passed to the shareholders of the Company for tax reporting, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The S Corporation reported less income during the period just ended as compared to the same comparable period a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, interest rates have declined since March 31, 2008, resulting in lower rates being paid on borrowings during the current year.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2008 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2009 and December 31, 2008, the Company had $11.0 million and $3.2 million, respectively, invested in cash and short-term investments, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2008, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surpluses of $28.7 million and $30.7 million, respectively.  As discussed above under “Financial Condition” certain ordinary dividends were paid to the Company in 2008, therefore, the Company’s insurance subsidiaries are not eligible to pay any such ordinary dividends in 2009.  In light of the current economic climate and the Company’s desire to ensure adequate liquidity to support its business and operations, the Company has filed a request with the Georgia Insurance Department for the insurance subsidiaries to pay up to $45.0 million in extraordinary dividends during 2009.  If approved, Management would evaluate all relevant considerations, and may authorize the payment of dividends if determined such payment was in the best interests of the Company and its subsidiaries.

Most of the liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit agreement with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. The credit agreement provides for unsecured borrowings of up to $50.0 million, subject to certain limitations, and is scheduled to expire on December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  The credit agreement contains covenants customary for financing transactions of this type.  At March 31, 2009, the Company was in compliance with all covenants.  Available borrowings under the agreement were $33.2 million and $27.7 million at March 31, 2009 and December 31, 2008, respectively, at interest rates of 2.75%.

Management is currently involved in negotiations with respect to a new credit facility, with the intention that such facility would contain additional funds availability.  Negotiations are ongoing, and it is the Company’s intention that a new credit facility will be substantially finalized during the second quarter of 2009. In the event a new credit facility is not entered into, Management expects that it would attempt to utilize the previously mentioned extraordinary dividends, if approved, from the Company’s insurance subsidiaries to assist in funding the Company’s operations, or would seek alternative financing arrangements.  There can be no assurances that the Company will be able to negotiate or obtain third party bank financing in a timely manner or on terms acceptable to Management, or at all.  Additionally, there can be no assurances that the Georgia Insurance Commissioner would authorize the Company’s insurance subsidiaries to pay such extraordinary dividends at times, or in amounts sufficient, to fund the Company’s operations. In either event, the Company’s financial condition and results of operations could be materially adversely affected.

The Company was subject to the following contractual obligations and commitments at March 31, 2009:

	4/01/09 thru 12/31/09	2010	2011	2012	2013	2014 & Beyond	Total
	(in Millions)
Credit Line *	$ 17.1	$ -	$ -	$ -	$ -	$ -	$ 17.1
Bank Commitment Fee *	.1	-	-	-	-	-	.1
Senior Notes *	42.1	-	-	-	-	-	42.1
Commercial Paper *	114.6	-	-	-	-	-	114.6
Subordinated Debt *	5.2	23.3	33.9	26.7	6.3	-	95.4
Human resource insurance & support contracts	.4	.1	.1	-	-	-	.6
Operating Leases	4.4	3.7	2.8	1.9	1.0	.1	13.9
Data communication lines contract **	1.6	2.1	2.1	.3	-	-	6.1
Software Service Contract **	1.8	2.4	2.4	2.4	2.4	14.3	25.7
Total	$ 187.3	$ 31.6	$ 41.3	$ 31.3	$ 9.7	$ 14.4	$ 315.6

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those on-going accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in “Notes to Unaudited Consolidated Financial Statements” for discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on financial statements are discussed in the applicable section(s) of the Management’s Discussion and Analysis and Notes to Unaudited Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	March 31,	December 31,
	2009	2008
ASSETS

CASH AND CASH EQUIVALENTS	$ 11,015,842	$ 3,160,426

RESTRICTED CASH	2,366,566	2,366,779

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	300,685,566 23,980,602 25,723,245 350,389,413 39,199,397 21,362,462 24,510,085 265,317,469	324,996,394 24,175,593 27,586,508 376,758,495 44,032,487 24,135,983 23,010,085 285,579,940

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	67,304,327 12,848,117 80,152,444	67,883,686 14,127,792 82,011,478

OTHER ASSETS	14,826,770	16,303,818

TOTAL ASSETS	$ 373,679,091	$ 389,422,441

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 170,438,155	$ 169,672,319
ACCRUED EXPENSES AND OTHER LIABILITIES	14,041,306	16,908,641
SUBORDINATED DEBT	78,021,658	86,605,009
Total Liabilities	262,501,119	273,185,969

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,023,245	433,101
Retained Earnings	109,984,727	115,633,371
Total Stockholders' Equity	111,177,972	116,236,472

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 373,679,091	$ 389,422,441

See Notes to Unaudited Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended
	March 31
	(Unaudited)
	2009	2008

INTEREST INCOME	$ 25,042,534	$ 24,488,272
INTEREST EXPENSE	3,263,529	4,030,343
NET INTEREST INCOME	21,779,005	20,457,929

Provision for Loan Losses	7,522,233	5,177,717

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,256,772	15,280,212

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	8,928,165 1,852,824 7,075,341	8,714,521 1,729,797 6,984,724

OTHER REVENUE	957,482	1,029,734

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	12,488,415 3,117,105 4,567,987 20,173,507	12,211,226 2,567,589 4,716,905 19,495,720

INCOME BEFORE INCOME TAXES	2,116,088	3,798,950

Provision for Income Taxes	615,932	723,118

NET INCOME	1,500,156	3,075,832

RETAINED EARNINGS, Beginning of Period	115,633,371	108,699,923
Distributions on Common Stock	7,148,800	600,000
RETAINED EARNINGS, End of Period	$ 109,984,727	$ 111,175,755

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for all Periods (1,700 voting, 168,300 non-voting)	$8.82	$18.09

See Notes to Unaudited Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
	(Unaudited)
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 1,500,156	$ 3,075,832

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Provision for Deferred Income Taxes

Other, net

Increase in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	7,522,233 651,586 (91,031) 87,549 1.133.165 (2,941,433) 7,862,225	5,177,717 594,738 (64,155) 58,950 1,652,541 (3,371,067) 7,124,556

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Decrease (increase) in restricted cash

Purchases of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Provided

	(41,224,098) 53,964,336 213 - 2,510,000 (290,945) 14,959,506	(54,941,826) 60,104,582 (112,321) (10,754,740) 6,453,000 (731,836) 16,859

CASH FLOWS FROM FINANCING ACTIVITIES:

Decrease in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt issued

Subordinated debt redeemed

Dividends / Distributions

Net Cash Used

	(197,764) 21,983,000 (27,456,000) 12,809,549 (6,372,949) 2,727,240 (11,310,591) (7,148,800) (14,966,315)	(275,365) 15,049,000 (25,853,000) 2,280,210 (9,149,731) 12,997,505 (3,037,774) (600,000) (8,589,155)

NET INCREASE (DECREASE) CASH AND CASH EQUIVALENTS	7,855,416	(1,447,740)

CASH AND CASH EQUIVALENTS, beginning	3,160,426	29,831,129

CASH AND CASH EQUIVALENTS, ending	$ 11,015,842	$ 28,383,389

Cash paid during the period for: Interest Income Taxes	$ 3,254,243 2,915	$ 4,157,995 49,010

See Notes to Unaudited Consolidated Financial Statements

-NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2008 and for the year then ended included in the Company's December 31, 2008 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2009 and December 31, 2008 and the results of its operations and cash flows for the three months ended March 31, 2009 and 2008. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full fiscal year.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB No. 28-1, “Interim Disclosures About Fair Value of Financial Instruments.”  This position extends the disclosure requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” to interim financial statements of publicly traded companies.  Staff Position No. FAS 107-1 is effective for interim periods ending after June 15, 2009.  It also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements. The Company is evaluating the enhanced disclosure requirements for fair value of financial instruments. The Company does not anticipate a material impact on its consolidated financial statements from the adoption of this position.

In April 2009, the FASB issued Staff Positions FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” These positions amend the guidance for determining other-than-temporary impairment for debt securities to make the guidance more operational and to improve the presentation in the financial statements.  These positions do not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  The positions are effective for interim and annual reporting periods ending after June 15, 2009.  Management does not expect the adoption of either position to have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued Staff Position FAS No. 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.”  FAS 141 (R)-1 amends and clarifies SFAS No. 141(R), “Business Combinations”, to address application issues on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not expect the adoption of FAS 141(R)-1 to have a material impact on our consolidated financial statements.

In April 2009, the FASB issued Staff Position FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  FAS No. 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased.  It also includes guidance on identifying circumstances that indicate a transaction is not orderly.  It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.  This staff position is effective for interim and annual reporting periods ending after June 15, 2009.  Management does not anticipate the adoption of FAS No. 157-4 to have a material effect on the financial position or results of operations.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the three-month periods ended March 31, 2009 and 2008 is shown in the following table:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 23,010,085 7,522,233 (7,877,691) 1,855,458 $ 24,510,085	$ 20,035,085 5,177,717 (6,638,512) 1,760,795 $ 20,635,085

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of March 31, 2009		As of December 31, 2008
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 65,924,313 130,316 $ 66,054,629	$ 67,058,510 245,817 $ 67,304,327	$ 67,258,945 130,316 $ 67,389,261	$ 67,509,912 373,774 $ 67,883,686

Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 999,038 11,849,079 $ 12,848,117	$ 1,014,352 12,150,707 $ 13,165,059	$ 1,498,335 12,629,457 $ 14,127,792	$ 1,523,042 12,797,904 $ 14,320,946

Gross unrealized losses on investment securities totaled $223,355 and $475,075 at March 31, 2009 and December 31, 2008, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2009:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 7,131,502	$ 93,251	$ 4,464,250	$ 125,014	$ 11,595,752	$ 218,265
Total	7,131,502	93,251	4,464,250	125,014	11,595,752	218,265

Held to Maturity:
Obligations of states and political subdivisions	$ 607,719	$ 1,642	$ 253,679	$ 3,448	$ 861,398	$ 5,090
Total	607,719	1,642	253,679	3,448	861,398	5,090

Overall Total	$ 7,739,221	$ 94,893	$ 4,717,929	$ 128,462	$ 12,457,150	$ 223,355

The table above represents 28 investments held by the Company, the majority of which are rated AAA by Standard & Poor’s, which is the highest rating given by this service.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 1.80% of the fair value of the affected investments at March 31, 2009.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at March 31, 2009.

The Company’s insurance subsidiaries internally designate certain investments to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. (“Synovus”) and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  Voyager was designated the beneficiary of the trust which allows it to take a capital equity credit on its books for the reserve portion of Frandisco P&C’s insurance business.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount will change as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

Under SFAS No. 157, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of March 31, 2009 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	3/31/2009	(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment securities	$67,304,327	$ 245,817	$ 67,058,509	$ --

Note 5 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 29% and 19% during the three-month periods ended March 31, 2009 and 2008, respectively.  The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Total comprehensive income was $2.9 million for the three-month period ended March 31, 2009 as compared to $3.4 million for the same period in 2008.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.6 million and $.3 million in other comprehensive income during the three-month periods ended March 31, 2009 and 2008, respectively.

Note 8 – Credit Agreement

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $50.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The Company’s credit agreement has a commitment termination date of December 15, 2009 and contains covenants customary for financing transactions of this type.  At March 31, 2009, the Company was in compliance with all covenants.  Available borrowings under the agreement were $33.2 million and $27.7 million at March 31, 2009 and December 31, 2008, respectively.

Management is currently involved in negotiations with respect to a new credit facility, with the intention that such facility would contain additional funds availability.  Negotiations are ongoing, and It is the Company’s intention that a new credit facility will be substantially finalized during the second quarter of 2009; however, no assurances can be given that any credit facility can be negotiated or entered into by the Company on a timely basis on terms and conditions acceptable to it, or at all.

Note 9 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2008 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 3/31/09	$ 4,395	$ 6,009	$ 6,458	$ 6,130	$ 5,513	$ 4,372	$ 32,877
3 Months ended 3/31/08	4,130	4,844	6,657	5,826	5,418	5,427	32,302
Segment Profit:
3 Months ended 3/31/09	$ 532	$ 1,918	$ 1,933	$ 1,741	$ 1,608	$ 1,215	$ 8,947
3 Months ended 3/31/08	760	1,907	2,440	1,777	1,855	2,277	11,016
Segment Assets:
3/31/09	$ 37,876	$58,392	$ 59,989	$ 64,690	$ 43,923	$ 41,968	$ 306,838
3/31/08	39,020	46,672	62,146	60,191	43,462	51,593	303,084

			3 Months Ended 3/31/09 (in Thousands)	3 Months Ended 3/31/08 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 8,947	$ 11,016
Corporate earnings not allocated			2,052	1,931
Corporate expenses not allocated			(8,883)	(9,148)
Income taxes not allocated			(616)	(723)
Net income			$ 1,500	$ 3,076

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Loy Davis	Sharon Langford	Marty Miskelly
Bert Brown	Glenn Drawdy	Jeff Lee	Larry Mixson
Keith Chavis	Shelia Garrett	Mike Lee	Mike Olive
Joe Cherry	Brian Gray	Tommy Lennon	Hilda Phillips
Janice Childers	Harriet Healey	Jimmy Mahaffey	Henrietta Reathford
Rick Childress	Jack Hobgood	John Massey	Michelle Rentz
Bryan Cook	Gail Huff	Judy Mayben	Marc Thomas
Jeremy Cranfield	Jerry Hughes	Brian McSwain	Lynn Vaughan
Joe Daniel	Judy Landon	Roy Metzger

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	New Iberia	Prairieville
Bossier City	Eunice	Jena	Minden	Opelousas	Slidell
Crowley	Franklin	Lafayette	Morgan City	Pineville	Ruston
Denham Springs	Hammond	Leesville	Natchitoches

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Cheraw	Florence	Lexington	North Charleston	Summerville
Anderson	Chester	Gaffney	Lugoff	North Greenville	Sumter
Barnwell	Clemson	Greenville	Manning	Orangeburg	Union
Batesburg- Leesvile	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Boiling Springs	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Cayce	Dillon	Lancaster	Newberry	Simpsonville	York
Charleston	Easley	Laurens	North Augusta	Spartanburg

TENNESSEE
Athens	Elizabethton	Johnson City	Kingsport	Lenoir City	Sparta
Bristol

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303